Exhibit 3.1

     Section 5. Quorum. The holders of record of at least a majority of the votes of shares of the stock of the corporation, issued and outstanding and entitled to vote, present in person or by proxy, shall, except as otherwise provided by law, the certificate of incorporation or these By-Laws, constitute a quorum at all meetings of the shareholders; if there be no such quorum, the holders of a majority of the votes of such shares so present or represented may adjourn the meeting from time to time until a quorum shall have been obtained.

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